UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Actel Corporation

(Name of Subject Company (Issuer))

Artful Acquisition Corp.

(Offeror)

A Wholly Owned Subsidiary of

Microsemi Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

PREFERRED STOCK PURCHASE RIGHTS

(Title of Class of Securities)

004934105

(CUSIP Number of Class of Securities)

David Goren, Esq.

Microsemi Corporation

2381 Morse Avenue

Irvine, CA 92614

(949) 221-7100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.

Loren J. Weber, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$684,848,486.16	$48,829.70

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 32,799,257 shares of common stock, $0.001 par value per share, of Actel Corporation (“Seller”), together with the associated preferred stock purchase rights issued in connection with and subject to the Preferred Stock Rights Agreement, dated as of October 17, 2003, between Seller and Wells Fargo Bank, N.A., as amended (such rights together with the shares of common stock, the “Company Shares”), at a purchase price of $20.88 per Company Share, net to the tendering shareholder in cash, without interest and subject to any required withholding of taxes. As of September 30, 2010, such Company Shares consisted of (i) 25,916,764 shares of common stock of Seller that were issued and outstanding; (ii) 5,153,974 shares of common stock of Seller potentially issuable upon conversion of outstanding stock options, (iii) 328,869 shares of common stock subject to outstanding restricted stock units and (iv) 1,399,650 shares of common stock subject to stock appreciation rights.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for fiscal year 2011, issued by the Securities and Exchange Commission on September 30, 2010, by multiplying the transaction value by 0.00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $48,829.70	Filing Party: Microsemi Corporation and Artful Acquisition Corp.

Form of Registration No.: Schedule TO	Date Filed: October 4, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒Third-party tender offer subject to Rule 14d-1.	☐Issuer tender offer subject to Rule 13e-4.

☐Going-private transaction subject to Rule 13e-3.	☐Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 4, 2010 (together with any amendments and supplements thereto, including that certain Amendment No. 1 filed on October 12, 2010 and that certain Amendment No. 2 filed on October 18, 2010, the “Schedule TO”), by (i) Artful Acquisition Corp., a California corporation (“Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, $0.001 par value per share (the “Company Stock”) of Actel Corporation, a California corporation (“Seller”), together with the associated preferred stock purchase rights (the “Company Rights”) issued in connection with and subject to the Preferred Stock Rights Agreement (as amended, the “Rights Agreement”), dated as of October 17, 2003, between Seller and Wells Fargo Bank, N.A. (which rights together with the shares of Company Stock are hereinafter collectively referred to as “Company Shares”), or such reduced amount of Company Shares as described in the Schedule TO, at a purchase price of $20.88 per Company Share, net to the tendering shareholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 4, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information set forth in the Offer to Purchase (as amended hereby), including Schedules I, II and III thereto, is hereby incorporated by reference in answer to Items 1 through 13 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 4 and 11.    Terms of the Transaction; Additional Information.

Section 16 of the Offer to Purchaser entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following text after the last paragraph of the subsection entitled “Antitrust Compliance”:

“At 11:59 p.m. on October 25, 2010, the mandatory waiting period under the HSR Act applicable to the Offer expired (the “Waiting Period Expiration Date”). Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The Offer continues to be conditioned upon other conditions described in the Offer to Purchase and the related Letter of Transmittal. The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the Waiting Period Expiration Date.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2010	Artful Acquisition Corp.
	BY:	/S/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Chief Financial Officer and Secretary

Date: October 26, 2010	Microsemi Corporation
	BY:	/S/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

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